FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Reconciliations of pro forma to statutory income statements and balance sheets

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 30 June 2010

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,684	(8)	-	3,676

Non-interest income (excluding insurance net premium income)	3,820	21	642	4,483
Insurance net premium income	1,278	-	-	1,278

Non-interest income	5,098	21	642	5,761

Total income	8,782	13	642	9,437
Operating expenses	(4,103)	4	(354)	(4,453)

Profit before other operating charges	4,679	17	288	4,984
Insurance net claims	(1,323)	-	-	(1,323)

Operating profit before impairment losses	3,356	17	288	3,661
Impairment losses	(2,487)	-	-	(2,487)

Operating profit	869	17	288	1,174
Amortisation of purchased intangible assets	(85)	-	85	-
Integration and restructuring costs	(254)	-	254	-
Gain on redemption of own debt	553	-	(553)	-
Strategic disposals	(411)	-	411	-
Bonus tax	(15)	-	15	-
Asset Protection Scheme credit default swap - fair value changes	500	-	(500)	-

Operating profit before tax	1,157	17	-	1,174
Tax	(825)	-	-	(825)

Profit from continuing operations	332	17	-	349
Loss from discontinued operations, net of tax	(26)	(993)	-	(1,019)

Profit/(loss) for the period	306	(976)	-	(670)
Minority interests	(30)	976	-	946
Preference share and other dividends	(19)	-	-	(19)

Profit attributable to ordinary shareholders	257	-	-	257

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 31 March 2010

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,534	8	-	3,542

Non-interest income (excluding insurance net premium income)	4,131	8	(447)	3,692
Insurance net premium income	1,289	-	-	1,289

Non-interest income	5,420	8	(447)	4,981

Total income	8,954	16	(447)	8,523
Operating expenses	(4,430)	-	(287)	(4,717)

Profit before other operating charges	4,524	16	(734)	3,806
Insurance net claims	(1,136)	-	-	(1,136)

Operating profit before impairment losses	3,388	16	(734)	2,670
Impairment losses	(2,675)	-	-	(2,675)

Operating profit/(loss)	713	16	(734)	(5)
Amortisation of purchased intangible assets	(65)	-	65	-
Integration and restructuring costs	(168)	-	168	-
Strategic disposals	53	-	(53)	-
Bonus tax	(54)	-	54	-
Asset Protection Scheme credit default swap - fair value changes	(500)	-	500	-

Operating loss before tax	(21)	16	-	(5)
Tax credit	(106)	(1)	-	(107)

Loss from continuing operations	(127)	15	-	(112)
(Loss)/profit from discontinued operations, net of tax	(4)	317	-	313

(Loss)/profit for the period	(131)	332	-	201
Minority interests	(12)	(332)	-	(344)
Preference share and other dividends	(105)	-	-	(105)

Loss attributable to ordinary shareholders	(248)	-	-	(248)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 30 June 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,322	(37)	-	3,285

Non-interest income (excluding insurance net premium income)	1,498	14	4,002	5,514
Insurance net premium income	1,301	-	-	1,301

Non-interest income	2,799	14	4,002	6,815

Total income	6,121	(23)	4,002	10,100
Operating expenses	(4,066)	(31)	(721)	(4,818)

Profit before other operating charges	2,055	(54)	3,281	5,282
Insurance net claims	(925)	-	-	(925)

Operating profit before impairment losses	1,130	(54)	3,281	4,357
Impairment losses	(4,663)	-	-	(4,663)

Operating loss	(3,533)	(54)	3,281	(306)
Amortisation of purchased intangible assets	(55)	-	55	-
Write-down of goodwill and other intangible assets	(311)	-	311	-
Integration and restructuring costs	(355)	-	355	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	212	-	(212)	-

Operating loss before tax	(252)	(54)	-	(306)
Tax	640	26	-	666

Profit from continuing operations	388	(28)	-	360
(Loss)/profit from discontinued operations, net of tax	(13)	93	-	80

Profit for the period	375	65	-	440
Minority interests	(83)	(65)	-	(148)
Preference share and other dividends	(432)	-	-	(432)

Loss attributable to ordinary shareholders	(140)	-	-	(140)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the half year ended 30 June 2010

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	7,218	-	-	7,218

Non-interest income (excluding insurance net premium income)	7,951	29	195	8,175
Insurance net premium income	2,567	-	-	2,567

Non-interest income	10,518	29	195	10,742

Total income	17,736	29	195	17,960
Operating expenses	(8,533)	4	(641)	(9,170)

Profit before other operating charges	9,203	33	(446)	8,790
Insurance net claims	(2,459)	-	-	(2,459)

Operating profit before impairment losses	6,744	33	(446)	6,331
Impairment losses	(5,162)	-	-	(5,162)

Operating profit	1,582	33	(446)	1,169
Amortisation of purchased intangible assets	(150)	-	150	-
Integration and restructuring costs	(422)	-	422	-
Gain on redemption of own debt	553	-	(553)	-
Strategic disposals	(358)	-	358	-
Bonus tax	(69)	-	69	-

Operating profit before tax	1,136	33	-	1,169
Tax	(931)	(1)	-	(932)

Profit from continuing operations	205	32	-	237
Loss from discontinued operations, net of tax	(30)	(676)	-	(706)

Profit/(loss) for the period	175	(644)	-	(469)
Minority interests	(42)	644	-	602
Preference share and other dividends	(124)	-	-	(124)

Profit attributable to ordinary shareholders	9	-	-	9

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the half year ended 30 June 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	6,860	(11)	-	6,849

Non-interest income (excluding insurance net premium income)	5,274	(2)	4,243	9,515
Insurance net premium income	2,657	-	-	2,657

Non-interest income	7,931	(2)	4,243	12,172

Total income	14,791	(13)	4,243	19,021
Operating expenses	(8,733)	(42)	(1,185)	(9,960)

Profit before other operating charges	6,058	(55)	3,058	9,061
Insurance net claims	(1,891)	-	-	(1,891)

Operating profit before impairment losses	4,167	(55)	3,058	7,170
Impairment losses	(7,521)	-	-	(7,521)

Operating loss	(3,354)	(55)	3,058	(351)
Amortisation of purchased intangible assets	(140)	-	140	-
Write-down of goodwill and other intangible assets	(311)	-	311	-
Integration and restructuring costs	(734)	-	734	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	453	-	(453)	-

Operating loss before tax	(296)	(55)	-	(351)
Tax	412	44	-	456

Profit from continuing operations	116	(11)	-	105
(Loss)/profit from discontinued operations, net of tax	(58)	88	-	30

Profit for the period	58	77	-	135
Minority interests	(554)	(77)	-	(631)
Preference share and other dividends	(546)	-	-	(546)

Loss attributable to ordinary shareholders	(1,042)	-	-	(1,042)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 30 June 2010

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	29,591	-	29,591
Net loans and advances to banks	54,471	18	54,489
Reverse repurchase agreements and stock borrowing	47,663	-	47,663
Loans and advances to banks	102,134	18	102,152
Net loans and advances to customers	539,340	35	539,375
Reverse repurchase agreements and stock borrowing	39,396	-	39,396
Loans and advances to customers	578,736	35	578,771
Debt securities	236,260	-	236,260
Equity shares	17,326	-	17,326
Settlement balances	20,718	-	20,718
Derivatives	522,871	-	522,871
Intangible assets	14,482	-	14,482
Property, plant and equipment	17,608	-	17,608
Deferred taxation	5,841	(2)	5,839
Prepayments, accrued income and other assets	13,630	465	14,095
Assets of disposal groups	21,656	684	22,340

Total assets	1,580,853	1,200	1,582,053

Liabilities
Bank deposits	96,614	96	96,710
Repurchase agreements and stock lending	44,165	-	44,165
Deposits by banks	140,779	96	140,875
Customer deposits	420,890	-	420,890
Repurchase agreements and stock lending	70,655	-	70,655
Customer accounts	491,545	-	491,545
Debt securities in issue	217,317	-	217,317
Settlement balances and short positions	62,724	-	62,724
Derivatives	508,966	-	508,966
Accruals, deferred income and other liabilities	24,842	25	24,867
Retirement benefit liabilities	2,600	11	2,611
Deferred taxation	2,126	69	2,195
Insurance liabilities	6,521	-	6,521
Subordinated liabilities	27,523	-	27,523
Liabilities of disposal groups	16,999	616	17,615

Total liabilities	1,501,942	817	1,502,759

Equity
Minority interests	2,109	383	2,492
Owners' equity	76,802	-	76,802

Total equity	78,911	383	79,294

Total liabilities and equity	1,580,853	1,200	1,582,053

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 31 December 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	51,548	713	52,261
Net loans and advances to banks	48,777	7,879	56,656
Reverse repurchase agreements and stock borrowing	35,097	-	35,097
Loans and advances to banks	83,874	7,879	91,753
Net loans and advances to customers	554,654	132,699	687,353
Reverse repurchase agreements and stock borrowing	41,040	-	41,040
Loans and advances to customers	595,694	132,699	728,393
Debt securities	249,095	18,159	267,254
Equity shares	15,960	3,568	19,528
Settlement balances	12,024	9	12,033
Derivatives	438,199	3,255	441,454
Intangible assets	14,786	3,061	17,847
Property, plant and equipment	17,773	1,624	19,397
Deferred taxation	6,492	547	7,039
Prepayments, accrued income and other assets	18,604	2,381	20,985
Assets of disposal groups	18,432	110	18,542

Total assets	1,522,481	174,005	1,696,486

Liabilities
Bank deposits	115,642	(11,504)	104,138
Repurchase agreements and stock lending	38,006	-	38,006
Deposits by banks	153,648	(11,504)	142,144
Customer deposits	414,251	131,598	545,849
Repurchase agreements and stock lending	68,353	-	68,353
Customer accounts	482,604	131,598	614,202
Debt securities in issue	246,329	21,239	267,568
Settlement balances and short positions	50,875	1	50,876
Derivatives	421,534	2,607	424,141
Accruals, deferred income and other liabilities	24,624	5,703	30,327
Retirement benefit liabilities	2,715	248	2,963
Deferred taxation	2,161	650	2,811
Insurance liabilities	7,633	2,648	10,281
Subordinated liabilities	31,538	6,114	37,652
Liabilities of disposal groups	18,857	33	18,890

Total liabilities	1,442,518	159,337	1,601,855

Equity
Minority interests	2,227	14,668	16,895
Owners' equity	77,736	-	77,736

Total equity	79,963	14,668	94,631

Total liabilities and equity	1,522,481	174,005	1,696,486

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary